Apollo Hospitals
CHENNAI
touching lives

07020496

Date : January 5, 200.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

SUPPL

RECEIVED
2007 JAN 23 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub : Disclosure in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed Disclosure in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 together with the copy of disclosure made by the acquirer u/r 7(1).

Please take note of the same in your records.

PROCESSED
JAN 2 5 2007 E
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

Dlw 1/23

IS/ISO 9001 : 2000

Format for informing details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3)

Name of Target company : APOLLO HOSPITALS ENTERPRISE LIMITED

Date of reporting	5th January 2007				
Name of Stock exchanges where shares of reporting company are listed.	(i) Bombay Stock Exchange Limited, Mumbai (ii) National Stock Exchange of India Limited, Mumbai				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
PCR Investments Limited	27-Dec-06	Market Purchases	209,057 equity shares 0.405%	7,197,626 equity shares 13.938%	7,406,683 equity shares 14.343%

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai

Date : 5th January 2007

investments ltd.

29 December 2006

Apollo Hospitals Enterprise Ltd
Third Floor
Ali Towers
55, Greams Road
Chennai 600 006

Dear Sirs,

Sub: Disclosure in terms of Regulation 7(1) of SEBI (Substantial Acquisition of Shares & Takeovers) Regualtions, 1997

Please find enclosed Disclosure in terms of Regulation 7(1) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

Please take note of the same in your records.

Thanking you

Yours faithfully
For PCR INVESTMENTS LIMITED

S. DHUL REDDY
GENERAL MANAGER – FINANCE & LEGAL

Encl:a/a.

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET COMPANY AND STOCK EXCHANGES WHERE THE SHARES OF THE TARGET COMPANY ARE LISTED IN TERMS OF REGULATION 7(1)

Name of the Target Company		Apollo Hospitals Enterprise Limited	
Name of the Acquirer and PAC with the Acquirer		PCR Investments Limited No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028	
Details of the acquisition as follows		Number of Shares	% w. r. t total paid up capital of Target Company
(a)	Shares / Voting rights (VR) before acquisition under consideration.	7,197,626	13.938
(b)	Shares / voting rights acquired.	209,057	0.405
(c)	Shares / VR after acquisition.	7,406,683	14.343
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / inter se transfer etc.)		Open Market	
Date of acquisition of shares / VR or date of receipt of intimation of allotment of shares, whichever is applicable.		27th December 2006	
Paid up capital / total voting capital of the target company before the said acquisition.		Rs.516,385,830/- comprising of 51,638,583 equity shares of Rs.10/- each	
Paid up capital / total voting capital of the target company after the said acquisition.		Rs.516,385,830/- comprising of 51,638,583 equity shares of Rs.10/- each	

Signature of the acquirer/Authorised Signatory

Place : Chennai
Date : 29-Dec-06